G. Alex Weniger-Araujo Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4063 Main 212.407.4000 Fax 212.407.4990 aweniger@loeb.com

July 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan
Dorrie Yale
Babette Cooper
Isaac Esquivel

Re:	Drugs Made In America Acquisition II Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 25, 2025
CIK No.: 0002040475

Ladies and Gentlemen:

On behalf of our client, Drugs Made In America Acquisition II Corp., a Cayman Islands exempted company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated May 2, 2025 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1.

Concurrent herewith, the Company is submitting via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amended Draft Registration Statement on Form S-1

Conflicts of Interest, page 132

1.	We note your revised disclosure on page 133 regarding reimbursement of out-of-pocket expenses and repayment of loans, in response to prior comment 11. Please disclose the conflicts of interest relating to such arrangements in the event you do not complete a de-SPAC transaction.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 134-135 of the Registration Statement.

Please do not hesitate to contact G. Alex Weniger-Araujo of Loeb & Loeb LLP at (212) 407-4063 with any questions or comments regarding this letter.

Sincerely,

/s/ G. Alex Weniger-Araujo
G. Alex Weniger-Araujo
Partner

cc: Lynn Stockwell, CEO